Form 40-F
period 2021-12-31
Curaleaf Holdings, Inc.
filed 2022-03-09
CIK 1756770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number 333-249081

CURALEAF HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number)

98-1461045

(I.R.S. Employer Identification Number)

666 Burrard Street, Suite 1700

Vancouver, British Columbia V6C 2XB

(781) 451-0351

(Address and telephone number of Registrant’s principal executive offices)

Curaleaf, Inc.

301 Edgewater Place, Suite 110

Wakefield, MA 01880

(781) 451-0351

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Subordinate Voting Shares

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 614,369,729 Subordinate Voting Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes   ☒    No   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

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

FORWARD LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of novel coronavirus (“COVID-19”) on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; the concentrated voting control of the Company; risks relating to sales of substantial amounts of Subordinate Voting Shares (“SVS”); market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the Food and Drug Administration and risks of litigation; increased costs as a result of being a public company; newly established legal regimes; the risk relating to enforcement of judgments outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the debt of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the  resale of the Company’s SVS on the CSE; the Company’s reliance on the expertise and judgment of senior management of the Company, and its ability to retain such senior management; risk relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; the Company’s dependence on suppliers; the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risk; constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; risk relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risk relating to future acquisitions or dispositions; the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; global economic conditions; tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s management discussion and analysis for the years ended December 31, 2021 and 2020 (“MD&A”) and as described from time to time in documents filed by the Company with the Canadian securities regulatory authorities, filed on the Company’s SEDAR profile at www.sedar.com.

The discussion of risk factors in this Annual Report has been updated to include discussion of risks related to the current pandemic caused by COVID-19, including with respect to the sudden emergence of the Omicron variant in November 2021. The nature and scope of the pandemic and its impacts are rapidly developing and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results.  Nevertheless, the discussion under “Risk Factors – General Business Risks – COVID-19 Pandemic” in the Company’s (“MD&A”), identifies potential areas of negative impact that may be caused by the pandemic.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Report as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

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

This Annual Report contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. FOFI contained in this Annual Report was approved by management as of the date of this Annual Report and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this Annual Report, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this Annual Report should not be used for purposes other than for which it is disclosed herein.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and which are not comparable to financial statements of United States companies.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the years ended December 31, 2021 and 2020 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including it’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation and the material weaknesses in controls outlined below, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were not effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company, including its CEO and CFO, is responsible for establishing and maintaining Internal Controls over Financial Reporting (“ICFR”), as defined in Rule 13a-15(f) under the Exchange Act, and for assessing the effectiveness of the ICFR and Management of the Company used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (“COSO”) to evaluate the effectiveness of our controls. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management evaluated the effectiveness of our ICFR as of December 31, 2021, and concluded that material weaknesses existed as of December 31, 2021, and therefore the Company’s ICFR is not effective as of December 31, 2021. As a result of the material weaknesses identified, management performed additional analysis and other post-closing procedures. A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, our ICFR were not designed or operating effectively. Identified Material weaknesses include:

• Controls over Non-Routine Transactions and Appropriate Segregation of Duties: The Company has experienced rapid growth during the past two years as a result of various acquisitions and organic growth. Accordingly, there were numerous changes in personnel and control ownership. The Company did not have sufficient resources available to adequately implement controls that ensured the appropriate segregation of duties and effective reviews of non-routine transactions, including business combinations, in the requisite timeframe.

• Information Technology General Controls (“ITGCs”): The Company had untimely implementation of ITGC’s which resulted in a combination of pervading control deficiencies within its ITGC environment, including access and change management controls within in-scope business process systems.

• Complex Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding complex spreadsheets that were utilized to value biological assets. Due to their manual nature, spreadsheets are inherently prone to error. The Company’s controls did not appropriately mitigate risks around the accuracy of data entry or review of the accuracy of mathematical formulas within the spreadsheets.

No material errors were identified in the consolidated financial statements for the year ended December 31, 2021, as a result of the material weaknesses. These material weaknesses however create a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis.

The Company did not include EMMAC and Los Sueños, which were both entities that have been acquired by the Company during the year ended December 31, 2021, in the evaluation of the effectiveness of its ICFR as of December 31, 2021. Excluding goodwill and intangible assets, EMMAC and Los Sueños constitute approximately 9% of current assets, 7% of the Company’s total assets, 6% of current liabilities, 7% of total liabilities, as well as 2% of net revenue and 29% of net loss as at and for the year ended December 31, 2021.

Antares Professional Corporation, Chartered Professional Accountants, an independent registered public accounting firm, has audited the Company’s effectiveness of ICFR for the year ended December 31, 2021 and has issued an adverse opinion.

Remediation of Material Weakness in ICFR

Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to the material weaknesses identified. The Company has implemented a robust plan, which includes providing more comprehensive and timely training to control owners throughout the Company.  The Company has proactively hired additional personnel with requisite skills to enhance the ITGC environment, ensure the appropriate segregation of duties in the performance of controls, and to perform reviews of complex non-routine transactions and manual spreadsheets. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

Limitations on Effectiveness of Controls

The Company’s disclosure controls or ICFR may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions in the Company’s business, including increased complexity resulting from the Company’s growth and international expansion, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis, notwithstanding the remediation of the material weaknesses.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided in the section entitled “Report of the Independent Registered Public Accounting Firm” contained in the Company’s Audited Annual Consolidated Financial Statements for the years ended December 31, 2021 and 2020 filed as Exhibit 99.2 to this Annual Report is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

Other than as described above under Management’s Annual Report on Internal Controls over Financial Reporting, there have been no changes in the Company’s ICFR during its fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Audit Committee Financial Expert

The Board of Directors has determined Karl Johansson qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules), and is independent (as determined under Exchange Act Rule 10A-3) and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of audit, audit-related, tax and other permissible non-audit services by the Company’s external auditors. The Audit Committee has the authority to approve all audit and non-audit services in accordance with applicable law and the Company’s Audit Committee Charter. All audit and non-audit fees paid to Antares Professional Corporation, Chartered Professional Accountants, for the financial year ended December 31, 2021, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table sets forth the aggregate fees billed to the Company by Antares Professional Corporation, Chartered Professional Accountants, Calgary, Alberta (“PFK Antares”) (PCAOB ID 6642), the Company’s independent auditor in each of the last two years:

	2021	2020
Audit Fees(1)	$1,215,000	$1,001,000
Audit-Related Fees (2)	285,000	279,000
Tax Fees (3)	-	-
All Other Fees (4)	69,000	63,000
Total	$1,569,000	$1,343,000

Notes: (1)“Audit Fees” refers to fees necessary to perform the annual audit or quarterly review of our consolidated financial statements.

(2)“Audit-Related Fees” refers to fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements other than those included in “Audit Fees”.

(3)“Tax Fees” refers to fees for tax compliance, tax advice and planning, for example in the context of internal reorganizations or acquisitions.
(4)“All Other Fees” refers to all other fees not included above.

CODE OF ETHICS

The Board has adopted a Code of Business Conduct for directors, officers and employees (the “Code of Conduct”). A copy of the Code of Conduct is available on SEDAR under the Company’s profile at www.sedar.com and on the Company’s website at www.curaleaf.com. The Company will, upon written request to Investor Relations at 301 Edgewater Place, Suite 110, Wakefield, MA 01880, provide a copy of the Code of Conduct to any shareholder without charge. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

Any waivers from the Code of Conduct that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board and will be promptly disclosed as required by applicable securities rules and regulations. No waiver was granted under the Code of Conduct during the fiscal year ended December 31, 2021.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 9, 2022
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2021 and 2020, together with the report thereon of the Independent Auditor (PCAOB ID 6642)
99.3	Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Antares Professional Corporation
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.

Date: March 9, 2022	By:	/s/ Ranjan Kalia
Name: Ranjan Kalia Title: Chief Financial Officer