Form 40-F/A
period 2021-12-31
Curaleaf Holdings, Inc.
filed 2023-05-02
CIK 1756770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

Curaleaf, Inc.

301 Edgewater Place, Suite 110

Wakefield, MA 01880

(781) 451-0351

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Subordinate Voting Shares

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual information form	☒	Audited annual financial statements

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

This Amendment No. 1 to the Annual Report (“Amendment No. 1”) amends the Annual Report for the year ended December 31, 2021, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 9, 2022. This Amendment No. 1 is being filed to restate the Company’s audited annual financial statements for the three and twelve months ended December 31, 2021 (the “Financial Statements”).

Subsequent to the original issuance of the Financial Statements, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined that it will make adjustments to the revenue figures reported in the previously mentioned financial statements periods. Errors have been corrected in the Financial Statements.

As a result of these adjustments, the following adjustments were made to the management’s discussion and analysis of financial condition and results of operation for the three and twelve months ended December 31, 2021 as previously filed (the "Prior MD&A"):

(i)	In the “Selected financial Information” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

(ii)	In the “Summary of Quarterly Results” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

(iii)	In the “Recent Acquisitions” section, acquisitions announced or completed since December 31, 2021 were added or description was modified to reflect recent developments.

(iv)	In the “Litigation” section, description of litigations was updated to reflect changes and developments since December 31, 2021.

(v)	In the “Restatement” section, description, context and events leading up to the restatement of the financial statements for the three and twelve months ended December 31, 2021 were added.

(vi)	In the “Critical Accounting Estimates – COVID-19 estimation uncertainty” section, language was updated to reflect impact of COVID since December 31, 2021.

(vii)	In the “Management’s Annual Report on Internal Controls over Financial Reporting”, additional material weaknesses regarding Control Environment and Controls pertaining to Wholesale Revenue identified after the period were added and described as well as remediation status of those additional Material Weaknesses.

The Company is also amending Management’s Annual Report on Internal Controls over Financial Reporting in this Amendment No. 1, to disclose additional material weaknesses regarding Control Environment and Controls pertaining to Wholesale Revenue identified after the period as well as remediation status of those additional Material Weaknesses.

Except as described above, the Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Annual Report, or modify or update those disclosures.

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

The discussion of risk factors in this Annual Report has been updated to include discussion of risks related to the current pandemic caused by COVID-19, including with respect to the sudden emergence of the Omicron variant in November 2021. The nature and scope of the pandemic and its impacts are rapidly developing and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results.  Nevertheless, the discussion under “Risk Factors – General Business Risks – COVID-19 Pandemic” in the Company’s MD&A, identifies potential areas of negative impact that may be caused by the pandemic.

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

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Report. Such forward-looking statements are made as of the date of this Annual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the SEC, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and which are not comparable to financial statements of United States companies.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2021 based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including it’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation and the material weaknesses in controls outlined below, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were not effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Controls over Financial Reporting (“ICFR”) and for assessing the effectiveness of ICFR. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Material Weaknesses Identified as of December 31, 2021

Management evaluated the effectiveness of its ICFR as of December 31, 2021, and concluded that material weaknesses existed as of December 31, 2021, and therefore the Company’s ICFR is not effective as of December 31, 2021. As a result of the material weaknesses identified, management performed additional analysis and other post-closing procedures. A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, our ICFR were not designed or operating effectively. Identified Material weaknesses include:

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

No material errors were identified in the consolidated financial statements for the year ended December 31, 2021, as a result of these material weaknesses. These material weaknesses however create a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis.

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

Remediation of Material Weakness in ICFR

Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to the material weaknesses identified. The Company has implemented a robust plan, which includes providing more comprehensive and timely training to control owners throughout the Company. The Company has proactively hired additional personnel with requisite skills to enhance the ITGC environment, ensure the appropriate segregation of duties in the performance of controls, and to perform reviews of complex non-routine transactions and manual spreadsheets. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above. The Company will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

Additional Material Weaknesses Identified

Management evaluated the effectiveness of its ICFR as of December 31, 2021 and concluded that additional material weaknesses existed as of December 31, 2021. As a result of the material weaknesses identified, management performed additional analysis and other post-closing procedures.  Identified material weaknesses include:

• Control Environment: The control environment, which is the responsibility of senior management, helps set the tone of the organization, influences the control consciousness of its officers and employees, and is an important component affecting how the organization performs risk management, financial analysis, accounting, and financial reporting. The Company did not maintain an effective control environment primarily attributable to the following identified material weaknesses:

●	Ineffective control environment to reasonably ensure adherence by the Company’s employees to the Company’s Business Conduct and Ethics Code. This resulted in communication failures of relevant facts necessary for the accounting group to properly conclude on transactions which led to incorrect accounting treatment of certain wholesale revenue transactions.

●	The Company did not have sufficient personnel with an appropriate level of knowledge, experience, and training commensurate with the complexity of the transactions and the financial reporting requirements.

• Controls pertaining to Wholesale Revenue: Controls pertaining to wholesale revenue were not sufficiently designed or implemented to reasonably assure the accurate recording of wholesale revenue in the correct reporting periods and in accordance with relevant accounting standards.

These additional material weaknesses identified led to the restatement of our financial statements for the three and twelve months ended December 31, 2021. As described below, although management has developed and implemented certain remediation actions to address the material weaknesses, further actions are still ongoing or have not been implemented for a sufficient amount of time to test and conclude on the effectiveness of the remediation actions as of December 31, 2021. As a result, the material weaknesses continue to be present as of December 31, 2021. Management has reported to the Audit Committee the status of these remediation actions.

Antares Professional Corporation, Chartered Professional Accountants, an independent registered public accounting firm, has audited the Company’s effectiveness of ICFR for the year ended December 31, 2021 and has issued an adverse opinion.

Remediation Status of the additional Material Weaknesses

Management, with oversight from the Audit Committee, is continuing remediation measures related to additional material weaknesses. The Company has implemented a robust plan, which includes:

●	Conducting on-going training for operational personnel on physical inventory count processes and procedures and developing centralized monitoring of the completion of these counts.

●	Conducting on-going training and instruction to accounting, legal and sales staff to enhance their understanding of relevant U.S. accounting principles with regard to, among other things, review and approval of significant revenue transactions.

●	Beginning a process of independently reviewing wholesale transactions to make sure they are captured and accounted for correctly.

The Company will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

Limitations on Effectiveness of Controls

The Company’s disclosure controls or ICFR may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of error or fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions in the Company’s business, including increased complexity resulting from the Company’s growth and international expansion, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis, notwithstanding the remediation of the material weaknesses.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Amendment No. 1 to the Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 9, 2022*
99.2

Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2021 and 2020, together with the report thereon of the Independent Auditor, as amended and restated (PCAOB ID 6642)

99.3	Amended and restated Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Antares Professional Corporation
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.

Date: May 1, 2023	By:	/s/ Ed Kremer
Name: Ed Kremer Title: Chief Financial Officer