Form 40-F
period 2022-12-31
Curaleaf Holdings, Inc.
filed 2023-05-02
CIK 1756770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

420 Lexington Ave

New York, NY 10170

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 623,520,125 Subordinate Voting Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. o 1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ 1

1 Not applicable.

EXPLANATORY NOTE

Curaleaf Holdings, Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States (the “U.S.”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the U.S. Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of the novel coronavirus (“COVID-19”) on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the U.S. Food and Drug Administration and risks of litigation; increased costs as a result of being a public company; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; risks relating to future acquisitions or dispositions; the Company’s possible failure to complete acquisitions; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the resale of the Company’s subordinate voting shares (“SVS”) on the CSE; the Company’s reliance on the expertise and judgment of senior management of the Company, and its ability to retain such senior management; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; risks relating to the Company’s dependence on suppliers; risks relating to the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; risks relating to intellectual property; risks relating to constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; risks relating to the Company’s reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risks relating to the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; risks relating to global economic conditions; business structure risks including: the Company’s status as a holding company; risks relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; the absence of a dividend record; risks related to the senior secured notes of the Company; risks relating to sales of substantial amounts of SVS; market volatility; liquidity risks; the risks relating to enforcement of judgements outside Canada; tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the annual  management discussion and analysis for the years ended December 31, 2022 and 2021 (“Annual MD&A”), which is incorporated by reference herein, and as described from time to time in documents filed by the Company with U.S. and Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Report as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

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

NOTE TO UNITED STATES READERS – DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

ANNUAL INFORMATION FORM

The annual information form for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, including the reports of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Annual MD&A is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2022, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation and the material weaknesses in controls outlined below, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were not effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Controls over Financial Reporting (“ICFR”) and for assessing the effectiveness of ICFR. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Management evaluated the effectiveness of our ICFR as of December 31, 2022, and concluded that material weaknesses existed as of December 31, 2022, and therefore the Company’s ICFR is not effective as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, management performed additional analysis and other post-closing procedures.  Identified material weaknesses include:

●	Control Environment: The control environment, which is the responsibility of senior management, helps set the tone of the organization, influences the control consciousness of its officers and employees, and is an important component affecting how the organization performs risk management, financial analysis, accounting, and financial reporting. The Company did not maintain an effective control environment primarily attributable to the following identified material weaknesses:
o	Ineffective control environment to ensure adherence by the Company’s employees to the Company’s Business Conduct and Ethics Code. This resulted in communication failures of relevant facts necessary for the accounting group to properly conclude on transactions which led to incorrect accounting treatment of certain wholesale revenue transactions.
o	The Company did not have sufficient personnel with an appropriate level of knowledge, experience, and training commensurate with the complexity of the transactions and the financial reporting requirements.
●	Controls pertaining to Wholesale Revenue: Controls pertaining to wholesale revenue were not sufficiently designed or implemented to reasonably assure the accurate recording of wholesale revenue in the correct reporting periods, and in accordance with relevant accounting standards.
●	Information Technology Controls: Certain IT controls for security and administration of key IT systems did not operate effectively throughout the year. Specifically, (i) periodic user access reviews of roles and permissions were not performed sufficiently throughout the period for certain key IT systems, (ii) certain key IT systems were not logically restricted between business and IT administration access privileges, resulting in improper segregation of duties for certain business processes, and (iii) removal of access that is no longer needed was not performed in a timely manner.
●	Inventory Controls: Controls were not effectively documented and maintained to verify that the existence of all inventories subject to physical inventory counts were correctly counted. The Company’s process for compiling and communicating inventory data to ensure accurate reporting in our financial statements was not effective, including inadequate verification for completeness and accuracy of key reports and spreadsheets used to review and monitor inventory balances.

Remediation of Identified Material Weaknesses

Management, with oversight from the Audit Committee, is continuing remediation measures related to material weaknesses identified. The Company has implemented a robust plan, which includes:

●	Conducting on-going training for operational personnel on physical inventory count processes and procedures and developing centralized monitoring of the completion of these counts.
●	Implementation of an ERP system that enhances the Company’s inventory management capabilities, mitigating risk for both the inventory process and the IT environment.
●	Centralizing the provisioning and monitoring of ITGCs within the IT function, including implementation of single sign on capabilities on all capable systems.
●	Making enhancements to the Service Desk system and user access review processes, inclusive of training security administrators on access provisioning, access removal protocols, and approval protocols.
●	Conducting on-going training and instruction to accounting, legal and sales staff to enhance their understanding of relevant U.S. accounting principles with regard to, among other things, review and approval of significant revenue transactions.
●	Beginning a process of independently reviewing wholesale transactions to make sure they are captured and accounted for correctly.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

The previously disclosed material weaknesses led to the restatement of our financial statements for the years ended December 31, 2021, the three months ended March 31, 2022, the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022. As described below, while management has developed and implemented certain remediation actions to address the material weaknesses, further actions are still ongoing or have not been implemented for a sufficient amount of time to test and conclude on the effectiveness of the remediation actions as of December 31, 2022. As a result, the material weaknesses continue to be present as of December 31, 2022. Management has reported to the Audit Committee the status of these remediation actions. These control deficiencies could have resulted in other misstatements in financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that might not have been prevented or detected.

PKF O’Connor Davies, LLP, an independent registered public accounting firm, has audited the Company’s effectiveness of ICFR for the year ended December 31, 2022, and has issued an adverse opinion.

Changes in ICFR

Other than the material weaknesses identified above, and measures described below to remediate the material weaknesses previously identified, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Remediation Status of Previously Reported Material Weaknesses

The Company previously disclosed material weaknesses in internal control over financial reporting as of December 31, 2021.  The Company has implemented various initiatives to address the previously reported material weaknesses in internal control over financial reporting. During the year ended December 31, 2022, the Company completed the testing necessary to conclude as to whether the following material weaknesses were remediated. Some of our key remedial initiatives included:

Material Weakness	Control Enhancement or Mitigant	Remediation Status
Controls over Non-Routine Transactions and Appropriate Segregation of Duties

The Company has implemented organizational enhancements including (i) hiring additional personnel with requisite knowledge and experience to review complex accounting transactions and ensure appropriate segregation of duties, (ii) engaging third-party specialists to assist in evaluating complex accounting transactions when necessary, and (iii) providing training for personnel to enhance their knowledge of U.S.  GAAP and Internal Controls.

Remediated
Information Technology General Controls

The Company has made enhancements to the ITGC environment including (i) hiring additional personnel with requisite knowledge and experience to mitigate risk within the IT environment, (ii) implementation of policies and procedures necessary to mitigate risk in the IT environment, and (iii) began the process of centralizing the management of all IT systems.

The Company recognizes there are inherent limitations to its ability to implement certain controls as it relates to seed-to-sale systems utilized for inventory management and is in the process of implementing an Enterprise Resource Planning (“ERP”) system that will mitigate related IT and inventory management risks.

In Process
Complex Spreadsheet Controls – Biological Assets

The Company began accounting in accordance with U.S. GAAP for the year ended December 31, 2022. Accordingly, the complex spreadsheets related to the valuation of biological assets are no longer applicable.

Remediated

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

Attestation Report of the Registered Public Accounting Firm

The disclosure provided in the section entitled “Report of the Independent Registered Public Accounting Firm” contained in the Company’s Audited Annual Consolidated Financial Statements for the years ended December 31, 2022 and 2021 filed as Exhibit 99.2 to this Annual Report is incorporated by reference herein.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of audit, audit-related, tax and other permissible non-audit services by the Company’s external auditors. The Audit Committee has the authority to approve all audit and non-audit services in accordance with applicable law and the Company’s Audit Committee Charter. All audit and non-audit fees paid to PKF O'Connor Davies, LLP and Antares Professional Corp, for the financial year ended December 31, 2022 and 2021, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITORS

The following table sets forth the aggregate fees billed to the Company by PKF O'Connor Davies, LLP, New York, NY and PKF Antares Professional Corporation, Chartered Professional Accountants, the Company’s independent auditors for the associated fiscal years ending 2022 and 2021, respectively:

($ in thousands)	2022	2021
Audit Fees - PKF O'Connor Davies, LLP (1)	$3,402	$-
Audit Fees - Antares Professional Corp (1)	649	1,215
Audit-Related Fees (2)	195	285
Tax Fees (3)	-	-
All Other Fees (4)	52	69
Total	$4,297	$1,569
(1)	“Audit Fees” refers to fees necessary to perform the annual audit or quarterly review of our consolidated financial statements.
(2)	“Audit-Related Fees” refers to fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements other than those included in “Audit Fees”.
(3)	“Tax Fees” refers to fees for tax compliance, tax advice and planning, for example in the context of internal reorganizations or acquisitions.
(4)	“All Other Fees” refers to all other fees not included above.

CODE OF ETHICS

The Board has adopted a Code of Business Conduct for directors, officers and employees (the “Code of Conduct”). A copy of the Code of Conduct is available on SEDAR under the Company’s profile at www.sedar.com and on the Company’s website at www.curaleaf.com. The Company will, upon written request to Investor Relations at 420 Lexington Ave, New York, New York 10170, provide a copy of the Code of Conduct to any shareholder without charge. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

Any waivers from the Code of Conduct that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board and will be promptly disclosed as required by applicable securities rules and regulations. No waiver was granted under the Code of Conduct during the fiscal year ended December 31, 2022.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated May 1, 2023
99.2

Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2022 and 2021, together with the report thereon of the Independent Auditor (PCAOB ID 127 for 2022 and PCAOB ID 6642 for 2021)

99.3	Management’s Discussion and Analysis for the years ended December 31, 2022 and 2021
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PKF O'Connor Davies, LLP
99.9	Consent of Antares Professional Corporation
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.

Date: May 1, 2023	By:	/s/ Ed Kremer
Name: Ed Kremer Title: Chief Financial Officer