Form 40-F/A
period 2022-12-31
Curaleaf Holdings, Inc.
filed 2023-05-03
CIK 1756770

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

EXPLANATORY NOTE

Curaleaf Holdings, Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Amendment No. 1 to annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States (the “U.S.”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the U.S. Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

This Annual Report amends the annual report for the year ended December 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2023 (the “Original Report”) for the purpose of amending Exhibit 99.2 “Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2022 and 2021, together with the report thereon of the Independent Auditor” to insert an inadvertently omitted signature of the auditor.

Additionally, pursuant to the rules of the SEC, this Annual Report also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act, (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) new consents from the Company’s current and former independent registered public accounting firms.

Other than as discussed above and expressly set forth herein, this Annual Report does not, and does not purport to, amend or restate any other information contained in the Original Report nor does this Annual Report reflect any events that have occurred after the Original Report was filed. Accordingly, this Annual Report should be read in conjunction with the Original Report.

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

NOTE TO UNITED STATES READERS – DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the SEC, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
99.1*	Annual Information Form dated May 1, 2023
99.2

Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2022 and 2021, together with the report thereon of the Independent Auditor (PCAOB ID 127 for 2022 and PCAOB ID 6642 for 2021)

99.3*	Management’s Discussion and Analysis for the years ended December 31, 2022 and 2021
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PKF O'Connor Davies, LLP
99.9	Consent of Antares Professional Corporation
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.

Date: May 3, 2023	By:	/s/ Ed Kremer
Name: Ed Kremer Title: Chief Financial Officer