Form 40-F
period 2023-12-31
Curaleaf Holdings, Inc.
filed 2024-03-07
CIK 1756770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________________
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission File Number 333-249081
______________________________________________________________________
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
______________________________________________________________________
Curaleaf, Inc.
420 Lexington Ave
New York, NY 10170
(917) 717-5875
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
______________________________________________________________________
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 639,757,098 Subordinate Voting Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ 1
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ 1

1 Not applicable.

FORWARD LOOKING STATEMENTS
This annual report on Form 40-4 (this “Annual Report”), including any documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States (U.S.) securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of Curaleaf Holdings, Inc. (the “Company” or “Registrant”). In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the TSX; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risk related to environmental regulation and unknown environmental risks; general business risks, including the risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their SVS on the TSX; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity, information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities, including the status of the Company as a holding company; no dividend record; risks related to the Company’s senior secured notes due 2026; concentrated voting control; risks relating to sales of a substantial amount of the Company’s SVS; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company, the potentially limited market for the SVS for holders of the Company’s securities who live in the U.S., shareholders having little to no rights to participate in the Company’s business affairs, enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the annual management discussion and analysis for the years ended December 31, 2023 and 2022 (“Annual MD&A”), which is incorporated by reference herein, and as described from time to time in documents filed by the Company with U.S. and Canadian securities regulatory authorities.
The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Report as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical-use, adult use and hemp-based cannabidiol markets, the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
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

NOTE TO UNITED STATES READERS – DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.
ANNUAL INFORMATION FORM
The annual information form for the fiscal year ended December 31, 2023 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, including the reports of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s Annual MD&A is filed within Exhibit 99.2 to this Annual Report and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company's disclosure and controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act), is a process designed by, or under the supervision of, the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and is effected by the Company's Board of Directors, management and other personnel, for the purpose of providing reasonable assurance regarding the reliability of the Company’s financial reporting process and preparation of Consolidated Financial Statements in accordance with U.S. GAAP. The Company's disclosure controls and procedures include policies and procedures that (1) relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's Consolidated Financial Statements in accordance with U.S. GAAP and the proper authorization of receipts and expenditures in accordance with the Company’s delegation of authority policies and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's Consolidated Financial Statements. Management, including the CEO and CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 and have concluded that said disclosure controls and procedures were effective as of December 31, 2023.
Limitations on Effectiveness of Controls and Procedures
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate due to changing conditions or the degree of compliance with policies and procedures may deteriorate.
Management Report on Internal Controls over Financial Reporting
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013). Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2023. PKF O'Connor Davies, LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their report which is included herein.

Material Weakness	Control Enhancement or Mitigant	Remediation Status
Control Environment	Management implemented organizational enhancements to the control environment, including (i) on-going training and instruction to executive management, accounting, legal, IT and sales teams, to enhance their understanding of relevant internal controls over financial reporting requirements and U.S. accounting principles with regards to, among other things, review and approval of significant revenue transactions; (ii) implementation of enhanced policies, including the Company’s Business Conduct and Ethics Code and (iii) performance of an analysis on the sufficiency of accounting resources. This analysis included additional resource hiring and use of external specialists with an appropriate level of knowledge, experience and training that is commensurate with the complexity of accounting for certain transactions and of financial reporting requirements.	Remediated

Information Technology General Controls	Management implemented enhancements to the IT general control environment, including (i) hiring additional personnel with requisite knowledge and experience to mitigate risk within the IT environment; (ii) implementing policies and procedures necessary to mitigate risk in the IT environment; (iii) initiating the process of centralizing the management of all of its IT systems and (iv) executing its existing IT general controls effectively.	Remediated

Inventory	Management implemented organizational enhancements to the inventory process, including (i) centralized management review of inventory count results for all retail and warehouse locations; (ii) formalized policies for inventory count procedures; (iii) training for all retail and warehouse personnel on inventory count procedures and (iv) validation of the completeness and accuracy of data utilized in inventory calculations.	Remediated

Wholesale Revenue	The Company implemented enhancements over wholesale revenue transactions, including (i) executive management oversight of wholesale transactions; (ii) ongoing training on revenue recognition accounting principles; (iii) technical accounting review of purchase and wholesale sales contracts and (iv) formalized revenue recognition and wholesale revenue transactions policies.	Remediated

Changes in Internal Control Over Financial Reporting
Other than the measures performed to remediate the previously identified material weaknesses above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
The disclosure provided in the section entitled “Report of the Independent Registered Public Accounting Firm” contained in the Company’s Audited Annual Consolidated Financial Statements for the years ended December 31, 2023 and 2022, filed as Exhibit 99.2 to this Annual Report, is incorporated by reference herein.
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
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR
The Audit Committee Charter sets out responsibilities regarding the provision of audit, audit-related, tax and other permissible non-audit services by the Company’s external auditors. The Audit Committee has the authority to approve all audit and non-audit services in accordance with applicable law and the Company’s Audit Committee Charter. All audit and non-audit fees paid to PKF O'Connor Davies, LLP and Antares Professional Corp, for the financial year ended December 31, 2023 and 2022, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITORS
The following table sets forth the aggregate fees billed to the Company by PKF O'Connor Davies, LLP, New York, NY and PKF Antares Professional Corporation, Chartered Professional Accountants, the Company’s independent auditors for the associated fiscal years ending 2023 and 2022, respectively:

($ in thousands)	2023	2022
Audit Fees - PKF O'Connor Davies, LLP (1)	$2,850	$3,402
Audit Fees - Antares Professional Corp (1)	395	649
Audit Fees - PKF Littlejohn, LLP (1)	195	83
Audit-Related Fees (2)	108	195
All Other Fees (3)	-	52
Total	$3,548	$4,381
__________________________________________________
(1)“Audit Fees” refers to fees necessary to perform the annual audit or quarterly review of our consolidated financial statements.
(2)“Audit-Related Fees” refers to fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements other than those included in “Audit Fees”.
(3)“All Other Fees” refers to all other fees not included above.
CODE OF ETHICS
The Board has adopted a Code of Business Conduct for directors, officers and employees (the “Code of Conduct”). A copy of the Code of Conduct is available on SEDAR+ under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.curaleaf.com. The Company will, upon written request to Investor Relations at 420 Lexington Ave, New York, New York 10170, provide a copy of the Code of Conduct to any shareholder without charge. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.
Any waivers from the Code of Conduct that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board and will be promptly disclosed as required by applicable securities rules and regulations. No waiver was granted under the Code of Conduct during the fiscal year ended December 31, 2023.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 6, 2024
99.2
Audited Annual Consolidated Financial Statements and notes thereto as of and for the years ended December 31, 2023 and 2022, together with the report thereon of the Independent Auditor (PCAOB ID 127) and Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022

99.3	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.4	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of PKF O'Connor Davies, LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.

Date: March 6, 2024	By:	/s/ Ed Kremer
Name: Ed Kremer
Title: Chief Financial Officer