Form 40-F
period 2025-12-31
Curaleaf Holdings, Inc.
filed 2026-02-27
CIK 1756770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________________
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 678,504,043 Subordinate Voting Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
This annual report on Form 40-F (this “Annual Report”), including any documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States (“U.S.”) securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of Curaleaf Holdings, Inc. (the “Company” or “Registrant”). In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Toronto Stock Exchange (“TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risk related to environmental regulation and unknown environmental risks; general business risks, including the risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares (“SVS”) on the TSX; the Company’s reliance on senior management and key personnel and its ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with companies in which it holds a controlling interest as well as affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities, including the status of the Company as a holding company; no dividend record; risks related to the Company’s indebtedness; concentrated voting control; risks relating to sales of a substantial amount of the Company’s SVS; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the SVS for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks as well as those risk factors discussed under the heading “Risk Factors” in Annual Information Form for the fiscal year ended December 31, 2025, which is incorporated by reference herein, and as described from time to time in documents filed by the Company with U.S. and Canadian securities regulatory authorities.
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
ANNUAL INFORMATION FORM
The Annual Information Form for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company as of and for the years ended December 31, 2025 and 2024 (the “Consolidated Financial Statements”), including the reports of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s Annual Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the years ended December 31, 2025 and 2024 is filed within Exhibit 99.2 to this Annual Report and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding or disposing of the Company’s securities may have tax consequences under the laws of the U.S. and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company's disclosure and controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act, is a process designed by, or under the supervision of, the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and is effected by the Company's Board of Directors, management and other personnel, for the purpose of providing reasonable assurance regarding the reliability of the Company’s financial reporting process and preparation of Consolidated Financial Statements in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The Company's disclosure controls and procedures include policies and procedures that (i) relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's Consolidated Financial Statements in accordance with U.S. GAAP and the proper authorization of receipts and expenditures in accordance with the Company’s delegation of authority policies and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's Consolidated Financial Statements. Management, including the CEO and CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025 and have concluded that said disclosure controls and procedures were effective as of December 31, 2025.
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
Management Report on Internal Controls over Financial Reporting

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013). Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2025. PKF O'Connor Davies, LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their report which is incorporated by reference herein.
Changes in Internal Control Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
The disclosure provided in the section entitled “Report of the Independent Registered Public Accounting Firm” contained in the Company’s Consolidated Financial Statements, filed as Exhibit 99.2 to this Annual Report, is incorporated by reference herein.
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
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR
The Audit Committee Charter sets out responsibilities regarding the provision of audit, audit-related, tax and other permissible non-audit services by the Company’s external auditors. The Audit Committee has the authority to approve all audit, audit-related and non-audit services in accordance with applicable law and the Company’s Audit Committee Charter. All audit and audit-related fees paid to PKF O'Connor Davies, LLP for the financial years ended December 31, 2025 and 2024 and all audit fees paid to PKF Littlejohn, LLP for the financial year ended December 31, 2025 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X under the Exchange Act.
PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITORS
The following table sets forth the aggregate fees billed to the Company by PKF O'Connor Davies, LLP, New York, NY and PKF Antares Professional Corporation, Chartered Professional Accountants, the Company’s independent auditors for the associated fiscal years ending 2025 and 2024, respectively:

($ in thousands)	2025	2024
Audit Fees - PKF O'Connor Davies, LLP (1)	$2,205	$2,720
Audit Fees - PKF Littlejohn, LLP (1)	336	—
Audit-Related Fees (2)	110	—
Tax Fees (3)	—	—
All Other Fees (4)	—	65
Total	$2,651	$2,785
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
Any waivers from the Code of Conduct that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board of Directors and will be promptly disclosed as required by applicable securities rules and regulations. No waiver was granted under the Code of Conduct during the fiscal year ended December 31, 2025.
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

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated February 26, 2026
99.2
Audited Annual Consolidated Financial Statements and notes thereto as of and for the years ended December 31, 2025 and 2024, together with the report thereon of the Independent Auditor (PCAOB ID 127) and Management’s Discussion and Analysis for the years ended December 31, 2025 and 2024

99.3	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.4	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Earnings Release dated February 26, 2026
99.8	Consent of PKF O'Connor Davies, LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.

Date: February 26, 2026	By:	/s/ Ed Kremer
Name: Ed Kremer
Title: Chief Financial Officer